SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Implementation of Share Reform Proposal	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 14, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Implementation of Share Reform Proposal

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Implementation of Share Reform Proposal published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 13, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688	Stock Abbreviation: S Shang Sinopec	Announcement No.: Lin 2013-35

Sinopec Shanghai Petrochemical Company Limited

Announcement on Implementation of Share Reform Proposal

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important Notes:

•

The consideration under the Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai” or the “Company”) is as follows: China Petroleum & Chemical Corporation (“Sinopec”), the non-floating shareholder of Sinopec Shanghai, will give 5 A shares of Sinopec Shanghai to every floating A shareholder with respect to every 10 floating A shares it holds.

•	The record day for the implementation of the Company’s Share Reform Proposal: August 16, 2013 (“Record Day”).

•

The day on which the trading of the Company’s A shares will be resumed and the Consideration Stocks will float on the market: August 20, 2013. On August 20, 2013, the ex-right reference price will not be calculated and no limit up and limit down will be set up. In addition, on the same day, the index of Shanghai Stock Exchange will not factor in A shares of the Company.

•	On and after August 20, 2013, the stock abbreviation of the Company’s A shares will be changed as “Sinopec Shanghai”, the stock code of A shares will remain to be “600688”.

I.	Meeting of A Shareholders regarding the Share Reform

The meeting of the A shareholders involved in the Company’s share reform (the “Meeting”) started at 2:30pm on July 8, 2013. The time for online voting was 9:30am to 11:30am and 1:00pm to 3:00pm on each of July 4, 5 and 8, 2013.

The Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited (the “Share Reform Proposal”) was considered and adopted at the Meeting by way of open ballot, with the results of voting being as follows: the shares being voted for the Share Reform Proposal accounted for 98.71% of the total voting shares being voted at the Meeting, in which, the number of floating A shares being voted for the Share Reform Proposal accounted for 84.95% of the voting floating A shares being voted at the Meeting, and the number of non-floating shares being voted for the Share Reform Proposal accounted for 100% of the voting non-floating shares being voted at the Meeting.

II.	Implementation of Share Reform Proposal

1.	Consideration arrangement under the Share Reform Proposal

Sinopec, as Sinopec Shanghai’s non-floating shareholder, will give shares to every floating A shareholder registered with Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “Clearing Company”) on the Record Day, whereby the floating A shareholder will be given 5 A shares of Sinopec Shanghai (the “Consideration Shares” or “Consideration Stocks”) with respect to every 10 floating A shares it holds, and thus the non-floating shareholder will pay to the floating A shareholders an aggregate of 360,000,000 A shares of Sinopec Shanghai. The Company’s other non-floating shareholders will neither participate in the consideration arrangement nor obtain any considerations in connection with the Company’s share reform. Upon the completion of the implementation of the consideration arrangement, the non-floating shares held by the Company’s other non-floating shareholders will acquire the right to float on the market. The 360,000,000 Consideration Shares obtained by the floating A shareholders as a result of this share reform will float on the market on August 20, 2013, i.e., the first trading day after the implementation of the Share Reform Proposal.

2.	Undertakings of the Company’s non-floating shareholders

All the non-floating shareholders of the Company will comply with laws, rules and regulations and perform statutory obligations.

3.	Table illustrating the consideration arrangement

Based on the Company’s shareholding structure as of the date of this implementation announcement, the consideration arrangement will be implemented as follows:

No.	Names of shareholders implementing consideration arrangement	Before implementation of consideration arrangement		Number of shares involved in the consideration arrangement		After implementation of consideration arrangement
		Number of shares held	Percentage in total share capital	Number of shares involved in the implementation of consideration arrangement	Amount of cash involved in the implementation of consideration arrangement (RMB)	Number of shares held	Percentage in total share capital
1	China Petroleum & Chemical Corporation	4,000,000,000	55.556%	360,000,000	0	3,640,000,000	50.556%

2	Jiangxi Textile Group Imp. & Exp. Co.	160,000	0.002%	0	0	160,000	0.002%

3	Other non-floating Shareholders	149,840,000	2.081%	0	0	149,840,000	2.081%

	Total	4,150,000,000	57.639%	360,000,000	0	3,790,000,000	52.639%

Note: The 160,000 shares held by Jiangxi Textile Group Imp. & Exp. Co. was acquired from Jiangxi Polyester Fibre Plant, the Company’s institutional shareholder, upon approval by the competent state-owned assets supervision and administration authority.

III.	Process of Implementation of Share Reform Proposal

1.	The Record Day for the implementation of the Share Reform Proposal: August 16, 2013.

2.	The day on which the trading of the Company’s A shares will be resumed and the Consideration Stocks will float on the market: August 20, 2013. On August 20, 2013, the ex-right reference price will not be calculated and no limit up and limit down will be set up. In addition, on the same day, the index of Shanghai Stock Exchange will not factor in A shares of the Company.

IV.	Change in Stock Abbreviation

On and after August 20, 2013, the stock abbreviation of the Company’s A shares will be changed as “Sinopec Shanghai”, the stock code of A shares will remain to be “600688”.

V.	Measures for Implementation of Share Reform

1.	Sinopec Shanghai’s non-floating shareholder will give 5 A shares of Sinopec Shanghai to every floating A shareholder of Sinopec Shanghai registered with the Clearing Company on the Record Day with respect to every 10 floating shares it holds. The non-floating shareholder will pay to the floating A shareholders an aggregate of 360,000,000 A shares of Sinopec Shanghai.

2.	The objects of the Share Reform Proposal are all the A shareholders of the Company registered with the Clearing Company on the Record Day.

3.	The Consideration Shares will be automatically credited to each floating A shareholder’s account by the Clearing Company via the computer network in proportion to the numbers of shares it holds and registers with the Clearing Company on the Record Day. With respect to the fractional share to which a floating A shareholder is entitled according to the consideration arrangement, one share will be allotted to each of the floating A shareholders in the order of digits after the decimal point (from large to small) until the total number of shares actually allotted is the same as the number of Consideration Stocks under the Share Reform Proposal. To the extent that the number of floating A shareholders with the same digits after the decimal point is larger than the balance of the Consideration Stocks, the computer will randomly select such floating A shareholders to receive the balance of the Consideration Stocks.

4.	The floating A shareholders do not need to pay taxes for the Consideration Shares it obtains as a result of this share reform.

VI.	Changes in Shareholding Structure after Implementation of the Share Reform Proposal

Types of shares	Information of shares	Before implementation		Number of shares changed	After implementation
		Number of shares	Percentage in total share capital		Number of shares	Percentage in total share capital
Non-floating shares	1. State-owned institutional shares	4,000,160,000	55.56%	–4,000,160,000	0	0
	2. Public institutional shares	149,840,000	2.08%	–149,840,000	0	0
	Total non-floating shares	4,150,000,000	57.64%	–4,150,000,000	0	0

Floating shares restricted for sale	1. Shares held by state-owned institutions	0	0	3,640,160,000	3,640,160,000	50.56%
	2. Shares held by other domestic institutions	0	0	149,840,000	149,840,000	2.08%
	Total floating shares restricted for sale	0	0	3,790,000,000	3,790,000,000	52.64%

Floating shares not restricted for sale	A shares	720,000,000	10.00%	360,000,000	1,080,000,000	15.00%
	H shares	2,330,000,000	32.36%	0	2,330,000,000	32.36%
	Total floating shares not restricted for sale	3,050,000,000	42.36%	360,000,000	3,410,000,000	47.36%

Total number of shares	—	7,200,000,000	100.00%	—	7,200,000,000	100.00%

VII. Estimated Timetable for Shares Restricted for Sale to Float on the Market

No.	Name of shareholder	Percentage in total share capital	Number of floating shares restricted for sale held	Earliest time to float on the market[1]	Sales restrictions undertaken
1	China Petroleum & Chemical Corporation	5%	360,000,000	G+12 months

1. Shall not be traded on the market or transferred within 12 months since the date of the implementation of the Share Reform Proposal.

2. Upon the expiry of the period provided in the foregoing item 1, for sale of the shares that were previously non-floating shares through trading in stock exchange, shares sold shall not exceed five percent of the total shares of the Company within twelve months and ten percent within twenty-four months.

		5%	360,000,000	G+24 months
		40.56%	2,920,000,000	G+36 months

2	Other non-floating shareholders	2.08%	150,000,000	G+12 months	Shall not be traded on the market or transferred within twelve months since the date of the implementation of the Share Reform Proposal.

Note [1]: G refers to the first trading day after the implementation of the Company’s Share Reform Proposal.

VIII. Other	Issues

1.	Method of Contact

Address: 48 Jinyi Road, Jinshan District, Shanghai, China

Post Code: 200540

Contact Persons: Wu Yuhong, Tong Yongjun

Telephone: (021) 5794 3143

Fax: (021) 5794 0050

2.	The total share capital of the Company and the financial indicators including such regarding the assets, debt, owners’ equity and earnings per share of the Company remain unchanged upon the implementation of the Share Reform Proposal.

IX.	Relevant Documents for Reference

1.	Announcement of the Result of Voting on Share Reform at the Meeting of Relevant Shareholders on A-Share Market of Sinopec Shanghai Petrochemical Company Limited

2.	Legal Opinion on the Meeting of Relevant Shareholders on A-Share Market with Respect to Share Reform of Sinopec Shanghai Petrochemical Company Limited

3.	Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited

4.	Reply of State-owned Assets Supervision and Administration Commission of the State Council to Matters Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited

5.	Opinions of Consultation regarding Participation by Non-Floating Shareholders of Sinopec Shanghai Petrochemical Company Limited in Share Reform

6.	Undertaking Letter of China Petroleum & Chemical Corporation on Share Reform of Sinopec Shanghai Petrochemical Company Limited

7.	Sponsor’s Opinion for Share Reform of Sinopec Shanghai Petrochemical Company Limited

8.	Legal Opinion on Share Reform of Sinopec Shanghai Petrochemical Company Limited

9.	Table illustrating Implementation Status of Consideration Arrangement in connection with Share Reform of Sinopec Shanghai Petrochemical Company Limited

By order of the Board of Directors

Zhang Jingming
Secretary of the Board of Directors

Shanghai, the PRC, August 13, 2013